                                                                      EXHIBIT 12

BOEING CAPITAL CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

                                                                    YEARS ENDED DECEMBER 31,
                                                      ----------------------------------------------------
(Dollars in millions)                                   2000       1999       1998       1997       1996
---------------------                                 --------   --------   --------   --------   --------
Income:
  Income before provision for income taxes..........   $167.9     $126.7     $104.6     $ 87.8     $ 74.9
  Fixed charges.....................................    232.7      133.5      130.6      128.2      120.8
                                                       ------     ------     ------     ------     ------
  Income before provision for income taxes and fixed
    charges.........................................   $400.6     $260.2     $235.2     $216.0     $195.7
                                                       ======     ======     ======     ======     ======
Fixed charges:
  Interest expense..................................   $229.2     $130.0     $126.7     $124.7     $117.3
  Preferred stock cash dividends....................      3.5        3.5        3.9        3.5        3.5
                                                       ------     ------     ------     ------     ------
                                                       $232.7     $133.5     $130.6     $128.2     $120.8
                                                       ======     ======     ======     ======     ======
Ratio of income before provision for income taxes
  and fixed charges to fixed charges................     1.72       1.95       1.80       1.68       1.62
                                                       ======     ======     ======     ======     ======

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